SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X ___ Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                     Yes ___  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

                       Futuremedia Receives Nasdaq Notice

      BRIGHTON, England, May 23 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDA), a leading learning and brand communications provider, today announced the Company received a letter from the Nasdaq Stock Market indicating that the Company is not in compliance with Marketplace Rule 4350 (the "Rule"), which requires a Company's audit committee to be composed of at least three independent directors.

      Futuremedia currently has two independent directors on its audit committee and expects to be adding additional independent directors to its Board in the near future.

      In accordance with the Rule, Futuremedia must evidence compliance no later than October 29, 2007 as the Company's next annual shareholders' meeting is expected to be held before this date (under applicable English law, Futuremedia's next annual shareholders' meeting must be held before September 7,
2007). The Company must submit documentation verifying compliance with the Rule, including biographies of any new directors, no later than October 29, 2007. If Futuremedia does not regain compliance by this date, Nasdaq rules require Staff to provide written notification to the Company that its securities will be delisted. At that time, Futuremedia may appeal the delisting determination to a Listing Qualifications Panel.

      About Futuremedia

      Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Communications. For more information, visit www.futuremedia.co.uk

      "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
        -0-  05/23/2007
        CONTACT: US - Mike Smargiassi, or Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44 7919 564126, infomac1@mac.com , all for Futuremedia plc/
                   Web site:  http://www.futuremedia.co.uk/FMDA)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC,
an English public limited company


By:    /s/ Leonard Fertig
       ------------------------
       Leonard Fertig
       Chief Executive Officer


Date:  May 23, 2007